FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number:  0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

            Form 20-F   X                Form 40-F
                       ------                       ------

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                    No      X
                  ------                 ------

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -----------------

      Contents:
         1.    Quarterly Report for the Quarter Ended September 30, 2004
         2.    Press Release dated December 16, 2004
         3.    Press Release dated December 7, 2004
         4.    Press Release dated November 8, 2004 (2 releases)
         5.    Press Release dated September 21, 2004

      This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960,
No. 333-7000, No. 333-59737 and 333-61260) and on Form F-3 (No. 333-7526 and
No. 333-79005).

                               QUARTERLY REPORT *

For the quarterly period ended September 30, 2004

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                          N/A
 (Country of Incorporation)                (I.R.S. Employer Identification No.)


            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


      Registrant's telephone number, including area code: (852) 2693 2238


      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes  x   No
                                             -----   -----

      Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                  Class                        Outstanding at September 30, 2004
---------------------------------------        ---------------------------------
Common Stock, par value $0.01 per share              18,722,864



------------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                              RADICA GAMES LIMITED

                      INDEX TO QUARTERLY REPORT ON FORM 6-K
                        QUARTER ENDED SEPTEMBER 30, 2004



                                ITEMS IN FORM 6-K


                                                                            Page

PART I - FINANCIAL INFORMATION.................................................4

  Item 1.     Financial Statements.............................................4

              Condensed Consolidated Balance Sheets
              September 30, 2004 (unaudited) and December 31, 2003.............4

              Condensed Consolidated Statements of Operations
              for the Three Months and Nine Months Ended September 30, 2004
              (unaudited) and 2003 (unaudited).................................5

              Condensed Consolidated Statements of Shareholders' Equity
              for the Nine Months Ended September 30, 2004 (unaudited) and
              2003 (unaudited).................................................6

              Condensed Consolidated Statement of Cash Flows
              for the Nine Months Ended September 30, 2004 (unaudited) and
              2003 (unaudited).................................................7

              Notes To The Condensed Consolidated Financial Statements.........8

   Item 2.    Management's Discussion and Analysis of Financial Condition
              and Results of Operations.......................................14

   Item 3.    Quantitative and Qualitative Disclosures about Market Risk......17

   Item 4.    Controls and Procedures.........................................17


PART II - OTHER INFORMATION...................................................18
---------------------------

   Item 1.    Legal Proceedings...............................................18

   Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds.....18

   Item 3.    Defaults Upon Senior Securities.................................18

   Item 4.    Submission of Matters to a Vote of Security Holders.............18

   Item 5.    Other Information...............................................18

   Item 6.    Exhibits........................................................18

PART I - FINANCIAL INFORMATION

Item 1. Financial Information
-----------------------------

                                             RADICA GAMES LIMITED
                                          CONSOLIDATED BALANCE SHEETS
                                    September 30, 2004 and December 31, 2003

(US dollars in thousands, except share data)                      September 30,        December 31,
                                                                  --------------      --------------
                                                                       2004                2003
                                                                  --------------      --------------
                                                                    (unaudited)
                                                     ASSETS
Current assets:
 Cash and cash equivalents                                            $ 20,209             $ 13,944
 Investment securities                                                  15,761               28,009
 Accounts receivable, net of allowances for doubtful accounts
  of $165 ($251 as at December 31, 2003)                                26,036               15,360
 Inventories                                                            28,869               15,503
 Prepaid expenses and other current assets                               4,136                2,748
 Income taxes receivable                                                     -                1,404
 Deferred income taxes                                                   1,706                1,706
                                                                  -------------       --------------

Total current assets                                                    96,717               78,674
                                                                  -------------       --------------

Property, plant and equipment, net                                      11,436               11,908
                                                                  -------------       --------------

Goodwill                                                                 9,551                9,551
                                                                  -------------       --------------

Other assets                                                               859                  875
                                                                  -------------       --------------

Deferred income taxes, noncurrent                                           56                1,206
                                                                  -------------       --------------

Total assets                                                         $ 118,619            $ 102,214
                                                                  =============       ==============

                                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                     $ 17,128              $ 6,350
 Accrued warranty expenses                                               1,390                1,040
 Accrued payroll and employee benefits                                   1,249                1,353
 Accrued liabilities                                                     5,709                3,976
 Dividends payable                                                         749                    -
 Income taxes payable                                                      196                  339
                                                                  -------------       --------------

        Total current liabilities                                       26,421               13,058
                                                                  -------------       --------------

        Total liabilities                                               26,421               13,058
                                                                  -------------       --------------

Shareholders' equity:
 Common stock
  par value $0.01 each, 100,000,000 shares authorized, 18,722,864
  shares outstanding (18,225,204 as at December 31,  2003)                 187                  182
 Additional paid-in capital                                              4,551                3,517
 Retained earnings                                                      87,502               85,437
 Accumulated other comprehensive (loss) income                             (42)                  20
                                                                  -------------       --------------

Total shareholders' equity                                              92,198               89,156
                                                                  -------------       --------------

Total liabilities and shareholders' equity                           $ 118,619            $ 102,214
                                                                  =============       ==============

        See accompanying notes to the consolidated financial statements.

                                                 RADICA GAMES LIMITED
                                        CONSOLIDATED STATEMENTS OF OPERATIONS
                             Three months and nine months ended September 30, 2004 and 2003

(US dollars in thousands,                              Three months ended September 30,        Nine months ended September 30,
 except per share data)                              -------------------------------------------------------------------------
                                                          2004               2003*                 2004              2003*
                                                     --------------     --------------        -------------     --------------
                                                       (unaudited)        (unaudited)          (unaudited)        (unaudited)

Revenues:
 Net sales                                                $ 48,972           $ 37,655             $ 79,896           $ 70,644
 Cost of goods sold
  (exclusive of items shown separately below)              (33,703)           (23,320)             (53,335)           (44,716)
                                                     --------------     --------------       --------------     --------------
 Gross profit                                               15,269             14,335               26,561             25,928
                                                     --------------     --------------       --------------     --------------

Operating expenses:
 Selling, general and administrative expenses               (7,271)            (6,189)             (17,466)           (16,511)
 Research and development                                     (926)              (985)              (2,724)            (2,820)
 Depreciation and amortization                                (450)              (460)              (1,300)            (1,576)
 Restructuring charge                                            -                  -                    -                (87)
                                                     --------------     --------------       --------------     --------------
    Total operating expenses                                (8,647)            (7,634)             (21,490)           (20,994)
                                                     --------------     --------------       --------------     --------------

Operating income                                             6,622              6,701                5,071              4,934

Other income                                                   394                 50                  524                213

Net interest income                                            324                 70                  612                176

Foreign currency gain, net                                       2                 76                   46                236
                                                     --------------     --------------       --------------     --------------

Profit before income taxes                                   7,342              6,897                6,253              5,559

Provision for income taxes                                  (1,352)              (272)              (1,204)              (327)
                                                     --------------     --------------       --------------     --------------

Net profit                                                 $ 5,990            $ 6,625              $ 5,049            $ 5,232
                                                     ==============     ==============       ==============     ==============

Net profit per share:

 Basic                                                      $ 0.32             $ 0.37               $ 0.27             $ 0.29
                                                     ==============     ==============       ==============     ==============

 Diluted                                                    $ 0.31             $ 0.34               $ 0.26             $ 0.28
                                                     ==============     ==============       ==============     ==============

Weighted average number of
 common and common equivalent shares:

 Basic                                                  18,687,802         18,085,226           18,626,530         17,964,728
                                                     ==============     ==============       ==============     ==============

 Diluted                                                19,519,694         19,263,343           19,506,360         19,004,858
                                                     ==============     ==============       ==============     ==============

Cash dividends declared per share
 (4 cents declared and paid for each
 quarter ended March 31, June 30,
 September 30, and December 31, 2004)                       $ 0.04                $ -               $ 0.16                $ -
                                                     ==============     ==============       ==============     ==============

* Reclassified to conform with 2004 presentation.


               See accompanying notes to the consolidated financial statements.

                                              RADICA GAMES LIMITED
                                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                        AND COMPREHENSIVE INCOME (LOSS)
                                 Nine months ended September 30, 2004 and 2003


(US dollars in thousands)                         Common stock                               Accumulated
                                                  ------------      Additional                  other           Total
                                             Number                  paid-in      Retained  comprehensive  shareholders'
                                            of shares     Amount     capital      earnings  income (loss)      equity
                                            ----------- ----------- ----------- ----------- -------------- -------------

Balance at December 31, 2003                18,225,204       $ 182     $ 3,517    $ 85,437         $ 20       $ 89,156
Issuance of stock                                1,726           -          16           -            -             16
Stock options exercised                        495,934           5       1,018           -            -          1,023
Dividends declared                                   -           -           -      (2,984)           -         (2,984)
Net income                                           -           -           -       5,049            -          5,049
Unrealized loss on investment                        -           -           -           -          (41)           (41)
     securities available-for-sale,
     net of nil tax
Foreign currency translation,                        -           -           -           -          (21)           (21)
     net of nil tax
                                            ----------- ----------- ----------- ----------- -------------  -------------

Balance at September 30, 2004               18,722,864       $ 187     $ 4,551    $ 87,502        $ (42)      $ 92,198
                                            =========== =========== =========== =========== =============  =============


Balance at December 31, 2002                17,796,131       $ 178     $ 2,320    $ 72,946       $ (808)      $ 74,636
Issuance of stock                                2,240           -          13           -            -             13
Stock options exercised                        347,692           3         963           -            -            966
Net income                                           -           -           -       5,232            -          5,232
Unrealized loss on investment securities             -           -           -           -         (200)          (200)
Foreign currency translation                         -           -           -           -          188            188
                                            ----------- ----------- ----------- ----------- -------------  -------------

Balance at September 30, 2003               18,146,063       $ 181     $ 3,296    $ 78,178     $ (1,008)      $ 80,835
                                            =========== =========== =========== =========== =============  =============

The comprehensive income of the Company, which represents the aggregate of the net profit, unrealized loss on investment securities, and foreign currency translation adjustments, was $4,987 and $5,220 for the nine months ended September 30, 2004 and 2003 respectively.


        See accompanying notes to the consolidated financial statements.

                                            RADICA GAMES LIMITED
                                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                               Nine months ended September 30, 2004 and 2003

(US dollars in thousands)                                                        2004                2003
                                                                           ----------------    ----------------
                                                                              (unaudited)         (unaudited)

Cash flow from operating activities:
Net income                                                                         $ 5,049             $ 5,232
Adjustments to reconcile net income to net cash
 used in operating activities:
 Deferred income taxes                                                               1,150                   -
 Depreciation and amortization                                                       1,300               1,576
 (Gain) Loss on disposal and write off of property, plant and equipment                (19)                132
 Compensatory elements of stock issuances                                               16                  13
 Gain on trading investments                                                             -                 (23)
 Changes in current assets and liabilities:
  Increase in accounts receivable                                                  (10,676)             (4,928)
  Increase in inventories                                                          (13,366)             (1,174)
  Increase in prepaid expenses and other current assets                             (1,388)             (1,196)
  Increase in accounts payable                                                      10,778               3,297
  Decrease in accrued payroll and employee benefits                                   (104)             (1,515)
  Increase in accrued warranty expenses                                                350                   -
  Increase (decrease) in other accrued liabilities                                   1,733                (795)
  Decrease (increase) in income taxes receivable                                     1,261                 (46)
                                                                           ----------------    ----------------

Net cash (used in) provided by operating activities                                 (3,916)                573
                                                                           ----------------    ----------------

Cash flow from investing activities:
 Proceeds from sale of trading investments                                          12,207                   -
 Proceeds from sale of property, plant and equipment                                 1,278                 915
 Purchase of available-for-sale investment                                               -             (10,000)
 Purchase of trading investments                                                         -             (10,000)
 Purchase of property, plant and equipment                                          (2,071)               (797)
                                                                           ----------------    ----------------

Net cash provided by (used in) investing activities                                 11,414             (19,882)
                                                                           ----------------    ----------------

Cash flow from financing activities:
 Funds from stock options exercised                                                  1,023                 966
 Dividends paid                                                                     (2,235)                  -
 Decrease in short-term borowings                                                        -                (846)
 Repayment of long-term debt                                                             -              (1,825)
                                                                           ----------------    ----------------

Net cash used in financing activities                                               (1,212)             (1,705)
                                                                           ----------------    ----------------

Effect of currency exchange rate change                                                (21)                188
                                                                           ----------------    ----------------

Net increase (decrease) in cash and cash equivalents                                 6,265             (20,826)

Cash and cash equivalents:
 Beginning of period                                                                13,944              32,692
                                                                           ----------------    ----------------

 End of period                                                                    $ 20,209            $ 11,866
                                                                           ================    ================


        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2004)
                            (US dollars in thousands)

1.   BASIS OF PRESENTATION

     FINANCIAL STATEMENT PRESENTATION
     The condensed consolidated financial statements of Radica Games Limited (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. The accompanying condensed consolidated financial statements contain all normal and recurring adjustments, which, in the opinion of management, are necessary to present fairly the financial position of the Company as of September 30, 2004, and its results of operations and cash flows for the periods presented herein. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's Annual Report on Form 20-F for the year ended December 31, 2003.

     Because the Company's business is seasonal, revenues, expenses, assets and liabilities can vary during each quarter of the year. Accordingly, the operating results and trends in these unaudited condensed consolidated interim financial statements are not necessarily indicative of future results that may be expected for any other interim period or the full year.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, property, plant and equipment, valuation allowances for receivables and deferred income tax assets and provisions for product returns and warranties, as well as in estimates used in accounting for legal contingencies. Actual results could differ from the estimated results. Differences from those estimates are recorded in the period they become known.

     ACCOUNTING FOR STOCK BASED COMPENSATION
     The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net profit if the fair value based method had been applied to all outstanding and unvested awards in the period:

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2004)
                 (US dollars in thousands except per share data)

1.   BASIS OF PRESENTATION (CONTINUED)

                                              Three months ended September 30,           Nine months ended September 30,
                                           --------------------------------------------------------------------------------
                                                 2004                 2003                  2004                2003
                                           -----------------    -----------------     -----------------   -----------------
Net profit
  As reported                                       $ 5,990              $ 6,625               $ 5,049             $ 5,232
  Less: Total stock-based employee
   compensation expense                                (130)                (174)                 (380)               (478)
   determined under fair-value-
   based method for all rewards, net
   of related tax effects
                                           -----------------    -----------------     -----------------   -----------------
  Pro forma                                         $ 5,860              $ 6,451               $ 4,669             $ 4,754
                                           =================    =================     =================   =================

Reported net profit per share
   Basic                                             $ 0.32               $ 0.37                $ 0.27              $ 0.29
   Diluted                                             0.31                 0.34                  0.26                0.28

Pro forma net profit per share
   Basic                                             $ 0.31               $ 0.36                $ 0.25              $ 0.26
   Diluted                                             0.30                 0.33                  0.24                0.25


     In April 2003, the Financial Accounting Standards Board ("FASB") announced that it would mandate the fair value method of accounting for all stock-based awards. In March 2004, the FASB issued an Exposure Draft of a proposed statement. The adoption of proposed statement would be required for interim and annual periods beginning after June 15, 2005. Until a final statement is issued, the Company cannot estimate the effect that this change in accounting would have on its consolidated statement of operations.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE.

     The Company has evaluated the impact of applying FIN 46R and believes that, other than those entities already consolidated in the Company's consolidated financial statements, no additional entities would need to be consolidated by the Company.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2004)
                 (US dollars in thousands except per share data)

1.   BASIS OF PRESENTATION (CONTINUED)

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classification and measurement in the balance sheets for certain financial instruments which possess characteristics of both a liability and equity. The Company currently does not have any financial instruments that are within the scope of this Statement. The company adopted SFAS No. 150, effective January 1, 2004. The adoption of SFAS No. 150 did not result in any classification of the company's consolidated financial statements in all prior periods presented.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material affect on the Company's results of operations or financial position.

     RECLASSIFICATIONS
     Certain reclassifications have been made to prior year amounts to conform to the current year's presentation. These reclassifications had no effect on net profit or shareholders' equity.

2.   NET PROFIT PER SHARE

     Basic net profit per share is based on the weighted average number of shares of common stock, and with respect to diluted net profit per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on net profit per share is computed using the treasury stock method. Dilutive potential common stock has no effect on net loss per share as the effect would be anti-dilutive.

     The following table sets forth the computations of net profit per share for the three-month and nine-month periods ended September 30:

                                            Three months ended September 30,        Nine months ended September 30,
                                           ---------------------------------------------------------------------------
                                                 2004               2003                 2004               2003
                                           ---------------    ----------------     ---------------    ----------------
Numerator for basic and diluted net profit
per share:

  Net profit                                   $     5,990        $      6,625         $     5,049        $      5,232
                                           ===============    ================     ===============    ================

Denominator:
   Basic weighted average shares                18,687,802          18,085,226          18,626,530          17,964,728
   Effect of dilutive options                      831,892           1,178,117             879,830           1,040,130
                                           ---------------    ----------------     ---------------    ----------------
   Diluted weighted average shares              19,519,694          19,263,343          19,506,360          19,004,858
                                           ===============    ================     ===============    ================

Basic net profit per share:                         $ 0.32              $ 0.37              $ 0.27              $ 0.29
                                           ===============    ================     ===============    ================
Diluted net profit per share:                       $ 0.31              $ 0.34              $ 0.26              $ 0.28
                                           ===============    ================     ===============    ================

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2004)
                            (US dollars in thousands)

3.   BUSINESS SEGMENTS

     The Company is a worldwide designer, producer and marketer of electronic entertainment devices. The Company has two reportable segments from which it derives its revenues: the Games business that sells product under the Company's Radica(R), Play TV(R) and Girl Tech(R) brand names, and the Video Game Accessory ("VGA") business that sells product under the Company's Gamester(R) brand name. The Company also sources certain VGA and other electronic products through third party manufacturers for retailers to sell under their own brands; this is also included in the VGA segment. The reportable segments are strategic businesses that offer different products.

     The Company measures segment performance based on net profit before interest and other income and income taxes. Inter-segment sales and transfers have been eliminated and are not included in the following table. Certain corporate expenses are managed outside of the operating segments. Corporate expenses consist primarily of costs related to business integration and other general and administrative expenses. All corporate and indirect costs have been apportioned on the basis of corresponding sales and direct costs.

     Information by segment for the three months and nine months ended September 30, 2004 and 2003 are as follows:

                                              Three months ended September 30,           Nine months ended September 30,
                                           ---------------------------------------------------------------------------------
                                                 2004                 2003                  2004                2003
                                           ------------------   ------------------   -------------------  ------------------
Revenues from external customers
 Games and Youth Electronics                        $ 45,793             $ 33,352              $ 72,326            $ 59,099
 VGA                                                   3,179                4,303                 7,570              11,545
                                           ------------------   ------------------   -------------------  ------------------
Total revenues from external                        $ 48,972             $ 37,655              $ 79,896            $ 70,644
    customers
                                           ==================   ==================   ===================  ==================

Segment profit (loss)
 Games and Youth Electronics                         $ 7,306              $ 7,788               $ 7,615             $ 8,687
 VGA                                                     (42)                (192)                 (426)             (1,402)
                                           ------------------   ------------------   -------------------  ------------------
Total segment profit                                 $ 7,264              $ 7,596               $ 7,189             $ 7,285

Corporate
 Unallocated corporate expenses                       $ (640)              $ (819)             $ (2,072)           $ (2,115)
 Net interest and other income                           718                  120                 1,136                 389
 Income tax expense                                   (1,352)                (272)               (1,204)               (327)
                                           ------------------   ------------------   -------------------  ------------------
Net profit                                           $ 5,990              $ 6,625               $ 5,049             $ 5,232
                                           ==================   ==================   ===================  ==================

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2004)
                            (US dollars in thousands)

4.   GOODWILL

     At September 30, 2004 and December 31, 2003, the Company's cost in excess of fair value of assets purchased (goodwill) related to the 1999 acquisition of Leda Media Products Limited, now called Radica UK Limited ("Radica UK"). On June 24, 1999, the Company purchased Radica UK for approximately $15,970. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at Radica UK, the Company and the ex-shareholders of Radica UK mutually agreed to cancel certain loan notes such that the purchase price was reduced by $1,399. The Company recorded goodwill of approximately $12,100 resulting from the adjusted purchase price. Accumulated amortization related to goodwill of $2,518 arising prior to the adoption of SFAS No. 142 has been reflected in the gross carrying amount of goodwill as of December 31, 2001.

     Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill is required to be tested for impairment on an annual basis at the reporting unit level. Furthermore, goodwill is required to be tested on an interim basis if an event or change in circumstances indicates that the asset might be impaired. The goodwill arising from the purchase of Radica UK was allocated to the Video Games Accessories ("VGA") reporting unit. In December 2003, the Company has undertaken goodwill impairment testing to determine whether the goodwill was impaired and the extent of such impairment. After performing this evaluation there was no impairment of goodwill as at December 31, 2003 as the fair value of the reporting unit (as determined using the expected present value of future cash flows) exceeded the carrying amount of the reporting unit (including goodwill). There have been no events since December 31, 2003 which would cause the Company to change this assessment.

5.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                            September 30,      December 31,
                                                2004              2003
                                           --------------    --------------

     Raw materials                               $ 6,117           $ 1,554
     Work in progress                              7,654             2,758
     Finished goods                               15,098            11,191
                                           --------------    --------------
                                                $ 28,869          $ 15,503
                                           ==============    ==============

6.   PROPERTY, PLANT AND EQUIPMENT

     Property and Plant and Equipment consists of the following:

                                            September 30,      December 31,
                                                2004               2003
                                           --------------    --------------

     Land and buildings                          $ 9,423          $ 10,953
     Plant and machinery                           8,143             7,754
     Furniture and equipment                       8,104             7,514
     Leasehold improvements                        3,040             2,943
                                           --------------    --------------
      Total                                       28,710            29,164
      Less: Accumulated depreciation             (17,274)          (17,256)
         and amortization
                                           --------------    --------------
         Total, net                             $ 11,436          $ 11,908
                                           ==============    ==============

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2004)
                            (US dollars in thousands)

7.   ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                            September 30,      December 31,
                                                2004               2003
                                           --------------    --------------

Accrued advertising expenses                    $ 1,121            $ 1,091
Accrued license and royalty fees                  2,371              1,062
Commissions payable                                 260                166
Other accrued liabilities                         1,957              1,657
                                           -------------     --------------
     Total                                      $ 5,709            $ 3,976
                                           =============     ==============

8.   PLEDGE OF ASSETS

     At September 30, 2004, the Company's general banking facilities including overdraft and trade facilities were collateralized by leasehold land and buildings and bank balances with an aggregate net book value of $2,234 and $1,292, respectively.

9.   LITIGATION

     On April 4, 2000 a lawsuit was filed by the Lemelson Foundation ("Lemelson") against the Company in Arizona Court for patent infringement. Lemelson claims to be owners of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification (Auto
     ID) operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson is contesting that the use of machines that incorporate this patented technology infringes on their IP rights and therefore the Company is obligated to pay a royalty based on the use of this technology. The suit by Lemelson has been stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which will have some bearing on the Radica case with Lemelson. On January 23, 2004 a declaratory judgment was given in the Cognex case that the Lemelson's patent claims are invalid. If this judgment is upheld following appeal, the Company believes that this result is favorable to the Company's defense of the Lemelson lawsuit. On June 29, 2004, Lemelson filed its notice of appeal to the Court of Appeals for the Federal Circuit. The briefing is not expected to be completed until the first quarter of 2005 and a decision from the Court will likely not be issued until 2006.

     The Company cannot predict the outcome of the Lemelson case or the effect of such litigation on the financial results of the Company. No accrual has been recorded at September 30, 2004 and December 31, 2003 in respect of the Lemelson case or other claims or legal actions, in accordance with SFAS No. 5 Accounting for Contingencies. Management does not believe that the ultimate disposition of the other matters will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2003, as filed with the United States Securities and Exchange Commission.

DESCRIPTION OF BUSINESS

Founded in 1983 by Americans living in Hong Kong,  Radica Games Limited (NASDAQ:
RADA) was incorporated in Bermuda in 1993. We are headquartered in Hong Kong and manufacture our products in our factory in southern China. In 1994 we went public when our shares began trading on the Nasdaq National Market.

We manufacture and market a diverse line of electronic entertainment products covering multiple product lines -- electronic games carrying the Radica(R), Play TV(R) and Arcade Legends (TM) brand names, Gamester(R) branded video game controllers & accessories, girls' lifestyle electronics carrying the Girl Tech(R) and Barbie(TM) brand names and three new categories introduced in 2004, a doll line carrying the Twinkleberries(TM) brand name, an infra red car line carrying the Nitro Battlerz(TM) brand name and a remote control combination truck and plane product being distributed in the United Kingdom under the Atlas brand name. Product sales data for these three new brands are displayed in the sales summary under "Other Electronic Toys". Our factory also manufactures for other companies in the electronic game industry. We market our products through subsidiaries in the United States, the United Kingdom, Canada, Macau and Hong Kong. Our largest market is in the United States where in 2003 we had the second largest market share in the electronic handheld and tabletop electronic games categories according to industry data source, The NPD Group, Inc.

RESULTS OF OPERATIONS

The following table sets forth items from our Consolidated Statements of Operations as a percentage of net sales:

                                                Three months ended September 30,
                                                --------------------------------
                                                     2004               2003
                                                -------------     --------------

Net sales                                             100.0%             100.0%
Cost of goods sold                                    (68.8%)            (61.9%)
Gross margin                                           31.2%              38.1%

Selling, general and administrative expenses          (14.9%)            (16.4%)
Research and development                               (1.9%)             (2.6%)
Depreciation and amortization                          (0.9%)             (1.2%)

Operating income                                       13.5%              17.8%

Net interest and other income                           1.5%               0.3%
Foreign currency gain, net                                 -               0.2%

Profit before income taxes                             15.0%              18.3%
Provision for income taxes                             (2.8%)             (0.7%)
Net profit                                             12.2%              17.6%

We reported a net profit for the third quarter of 2004 of $6.0 million or $0.31 per diluted share compared to $6.6 million or $0.34 per diluted share in the third quarter of 2003.

Summary of sales achieved from each category of products:

                                                                  Three months ended September 30,
                              ---------------------------------------------------------------------------------------------------
                                                   2004                                                2003
                              ---------------------------------------------------------------------------------------------------
                                    % of Net                    Net                     % of Net                    Net
Product Lines                     Sales Value               Sales Value               Sales Value               Sales Value
--------------------------    ---------------------    ----------------------     ---------------------    ----------------------
(US dollars in thousands)

Electronic Games                             69.9%                  $ 34,220                     62.5%                  $ 23,511
Youth Electronics                            13.2%                     6,447                     15.7%                     5,925
Other Electronic Toys                         3.3%                     1,657                         -                         -
VGA                                           6.5%                     3,179                      9.2%                     3,479
Manufacturing Services                        7.1%                     3,469                     12.6%                     4,740
                              ---------------------    ----------------------     ---------------------    ----------------------
Total                                       100.0%                  $ 48,972                    100.0%                  $ 37,655
                              =====================    ======================     =====================    ======================

Gross profit margin for the quarter of 2004 was 31.2% compared to 38.1% in the third quarter of 2003. Gross margins for the quarter were significantly impacted by costs associated with meeting the large surge in demand for our products. As a result of this and the recent delays in ocean freight experienced in the industry at large, we incurred a significantly higher percentage of air freight than in past years to meet customer plan-o-gram and advertising dates. Additionally, we needed to increase the percentage of higher cost outsourcing during this peak production period. Finally, there was a sales mix shift in the direction of lower margin Play TV Legends products and increased plastics costs.

Sales for the quarter increased by 30.1% to $49.0 million from $37.7 million due to increases in sales in all toy and game areas, but particularly in the new Play TV Legends line and in 20Q, which are seeing strong demand. Excluding Manufacturing Services, Radica branded products sales set a quarterly all time record of $45.5 million and increased by 38.2% versus the prior year.

In Manufacturing Services, our strategy to move away from this business and increase our focus on the more profitable Radica branded sales resulted in a $1.3 million reduction in Manufacturing Services sales compared to the third quarter of 2003.

Operating expenses increased to $8.6 million for the quarter from $7.6 million in Q3 2003. The increase was due to advertising and variable selling expenses affected by increased sales.

Pre-tax profits grew by 6.5% for the quarter and 12.5% year to date. The tax provision for the quarter was $1.4 million compared to $0.3 million for 2003 as the net operating loss carry forwards in the United States have now been fully utilized. As a result, the tax rate for the group was 18.4% for the quarter compared to 3.9% for Q3 of 2003.

The following table shows the major operating expenses:

                                               Three months ended September 30,
                                             -----------------------------------
(US dollars in millions)                           2004               2003
                                             ----------------  -----------------

Advertising expenses                                     1.6                1.0
Other selling and promotion expenses                     1.5                1.1
Indirect salaries and bonus                              2.2                2.1
Other general & administrative expenses                  1.9                1.9
Research and development expenses                        0.9                1.0
Depreciation and amortization                            0.5                0.5

LIQUIDITY AND CAPITAL RESOURCES

Our cash and investment securities totaled $36.0 million at September 30, 2004 as compared to $42.0 million at December 31, 2003. The $6.0 million decrease was primarily due to changes in assets and liabilities and non-cash items ($9.0 million), dividend paid ($2.2 million) and the purchase of property, plant and equipment ($2.1 million) that was partially offset by the $5.0 million net income and receipt of cash proceeds related to exercise of stock options ($1.0 million) and proceeds from sales of property, plant and equipment ($1.3 million).

Change in assets and liabilities result primarily from the timing of production, sales and purchases. These timing differences resulted in increases in accounts receivables, inventories and accounts payable. Such seasonal changes in assets and liabilities are typical for the toy industry and should partially reverse by year-end.

Our accounts receivable was $26.0 million at September 30, 2004 as compared to $15.4 million at December 31, 2003. Inventories increased to $28.9 million from $15.5 million at December 31, 2003. Our business is inherently seasonal. Normally our sales have been lowest during the first and second quarters and highest during the third and fourth quarters. Receivables have been lowest during the succeeding first and second quarters. Likewise, inventory buildup is seasonal. The increase in accounts receivable related primarily to the increased sales in the third quarter of 2004 compared to the third quarter of 2003. The increase in inventory was due primarily to a greater increase in inventory buildup for next quarter's demands but customers could change their delivery schedules or cancel orders. Lead times for the release of purchase orders depend upon the scheduling practices of individual customers and delivery times of our new products can be affected by scheduling factors and other manufacturing considerations.

Current liabilities were $26.4 million at September 30, 2004, up $13.3 million from the $13.1 million reported at December 31, 2003. This was mainly due to an increase in payables related to inventory purchases and dividends payable. There was no debt at September 30, 2004 and December 31, 2003.

At September 30, 2004, we had net assets of $92.2 million compared with $89.2 million at December 31, 2003. Our business generates a significant majority of its cash from its normal operations but seasonal cash requirements have been met with the use of short-term borrowings, which included borrowings under secured lines of credit. We had no derivative instruments or off-balance sheet financing activities during the quarter ended September 30, 2004. We believe that our existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of our core business.

We believe that our existing credit lines are sufficient to meet future short-term cash demands, including seasonal build up of inventory. We fund our operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under secured and unsecured credit facilities when needed. During 2004, we expect to continue to fund our working capital needs through operations and the revolving credit facility and we believe that the funds are available to meet our needs. However, unforeseen circumstances such as severe softness in, or a collapse of, the retail environment may result in a significant decline in revenues and operating results, thereby causing us to exhaust our cash resources. If this were to occur, we may be required to seek alternative financing of working capital.

On January 5, March 29 and June 21, 2004, we declared first, second and third dividends each of 4 cents per share which were paid on January 30, April 30 and July 30, 2004, respectively. On September 21, 2004, we declared a fourth dividend of 4 cents per share which was paid on October 29, 2004.

CRITICAL ACCOUNTING POLICIES

For a discussion of our critical accounting policies, see "Item 5, operating and financial review and prospects" in our 2003 Form 20-F.

RECENTLY ISSUED ACCOUNTING STANDARDS

A discussion of certain recently issued accounting standards and the estimated impact on us is set out in note 1 to the condensed consolidated financial statements.

RISK FACTORS

For a discussion of our risk factors, see "Item 3. Key Information -- Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our 2003 Form 20-F. Additional risk factors:

Foreign Currency Risk

Efforts to increase worldwide distribution have made our business increasingly global. We expect that international sales may continue to represent a significant portion of our revenue. Although most of our international sales are denominated in the US dollars, fluctuations in foreign currencies may have an impact on our financial results. We are prepared to hedge against fluctuations in foreign currencies if the exposure is material, although we have not engaged in hedging activities to date.

We have monetary asset and liability balances in foreign currencies other than the U.S. dollar, including the Pound Sterling, the Canadian dollar, the Hong Kong dollar and the China RMB. International distribution and sales revenues usually are made by our subsidiaries in the United States, United Kingdom and Canada, and are denominated typically in their local currency. However, the expenses incurred by these subsidiaries are also denominated in the local currency. As a result, our operating results are exposed to changes in exchange rates between the United States Dollar and the Pound Sterling or the Canadian dollar. Our operating results could also be affected by changes in the exchange rate between the US dollar and the China RMB if the Chinese currency were to stop being pegged to the US dollar.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS (CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995)

Certain written and oral statements made or incorporated by reference from time to time by us or our representatives in this Form 6-K, other filings or reports filed with the Securities and Exchange Commission, press releases, conferences, or otherwise, contain certain "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should", "expect", "anticipate", "estimate", "may", "will", "project", "guidance", "intend", "plan", "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, or depend on the outcome of contingencies such as legal proceedings. Management cautions you that forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. For a more complete discussion of our risk factors, you are referred to the sections in our Form 20-F and Form 6-K identified above under the caption "Risk Factors". The forward-looking statements made in this Form 6-K speaks only as of the date on which the statements are made.

ITEM 3.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The market risk disclosures have not materially changed from those appearing in our 2003 Form 20-F (see Item 11).

ITEM 4.     CONTROLS AND PROCEDURES

     Not Applicable.

PART II - OTHER INFORMATION

Item 1.     Legal Proceedings
-----------------------------

     See Note 9 to the accompanying Financial Statements.

Item 2.     Unregistered Sales of Equity Securities and Use of Proceeds
-----------------------------------------------------------------------

     None.

Item 3.     Defaults Upon Senior Securities
-------------------------------------------

     None.

Item 4.     Submission of Matters to a Vote of Security Holders
---------------------------------------------------------------

     None.

Item 5.     Other Information
-----------------------------

     None.

Item 6.     Exhibits
--------------------

     None.

                                    SIGNATURE



Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADICA GAMES LIMITED




Date:            December 23, 2004                    /s/ Craig D. Storey
         -----------------------------------      ------------------------------
                                                  Craig D. Storey
                                                  Chief Accounting Officer

                              RADICA GAMES LIMITED
                       COMMENTS ON FOURTH QUARTER OUTLOOK

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
DECEMBER 16, 2004                                    PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201




(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today that while 4th quarter sales are likely to exceed prior year's 4th quarter sales by 5% to 10%, they are tracking below the Company's expectations. The Company cited the primary issue as the reduction in orders from a major customer that normally accounts for about one third of 4th quarter sales. The Company has also experienced production shortages on certain key products and shipping delays due to U.S. port congestion.

In addition, gross margins for the fourth quarter have continued to be impacted by material and shipping costs. As a result, the Company expects 4th quarter earnings per share to be in single digits.

Pat Feely, Radica's President and CEO said, "In spite of the sales reduction we are experiencing from one key customer, our business with our other key accounts and the product "sell through" have been excellent. We are disappointed with the results we expect for the quarter; however we are encouraged by the sales movement of our products, particularly 20Q. We continue to have very positive expectations for 2005."


     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


                                    -- END --

                       RADICA(R) TAKES TOP TECH TOY HONORS
                      AT INAUGURAL ULTIMATE TOY AWARDS SHOW


FOR IMMEDIATE RELEASE               CONTACT: PATRICK S. FEELY
DECEMBER 7, 2004                             PRESIDENT & CEO
                                             (LOS ANGELES, CALIFORNIA)
                                             (626) 744 1150

                                             DAVID C.W. HOWELL
                                             PRESIDENT ASIA OPERATIONS
                                             & CFO
                                             (HONG KONG)
                                             (852) 2688 4201

(HONG KONG) Radica Games Limited (NASDAQ: RADA), a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products was honored at the first-ever Ultimate Toy Awards Show. My Photo Booth, from the company's Girl Tech line of toys for tween girls, received the `Ultimate Tech Toy of the Year' award, which aired nationally on NBC December 4th. Toy Wishes Magazine, The Ultimate Guide to Family Entertainment, and DIC Entertainment, a leading independent children's entertainment company, partnered to produce this one-of-a-kind televised awards program, produced by Dick Clark Productions, celebrating play, entertainment and the toy industry.

"Radica is a prominent leader in electronic entertainment," notes Jim Silver, editor-in-chief of Toy Wishes Magazine. "My Photo Booth has an innovative, technological kind of `magic' that appeals to kids, so it's no surprise that Radica took top honors in the Tech Toy category."

"We are absolutely thrilled to receive this award," states Pat Feely, president and chief executive officer of Radica. "To be honored by our peers, the press and most importantly, consumers, is a testament to our brand and our commitment of manufacturing innovative, high-tech, quality toys."

Radica products were also among the finalists in four other categories, including the top prize, `The Best Toy of the 2004.' Nitro Battlerz, an R/C game where kids build their vehicles and dome track then give the cars super speed to race and crash them, finished as a runner-up. The item was also nominated in the Radio-Controlled Toys category. Barbie Balance Beam was a nominee in the Girls' Toys category and Play TV EA Sports SSX Snowboarder was a nominee in the Video Games & CD-Roms categories.

THE VOTING PROCESS:
Toy lovers were asked to cast their votes online at Toysrus.com in 20 categories, ranging from "Ultimate Action & Adventure Toy of the Year" to "Ultimate Stuffed Animal Toy of the Year." There were also three non-toy categories such as "Girl Cartoon Star of the Year," "Boy Cartoon Star of the Year" and "Movie Star of the Year." Voters also selected their choice for the top prize of all -- "The Best Toy of 2004." Online votes cast by consumers, coupled with votes cast by members of the American toy press, determined the winners of "The Ultimate Toy Awards." Voting ended on November 3rd.

ABOUT THE AWARD WINNING PRODUCT:
With My Photo Booth, kids just strike a pose and say "Cheese" to experience the thrill of a real life photo booth right at home. It has a mirror to make sure that everyone is in the picture and a red flash, just like a real photo booth. And the best part is, My Photo Booth is portable, so kids never have to worry about missing a photo op! Includes one pack of Polaroid Instant Izone film. ($44.99 / 6 years and up)

ABOUT TOY WISHES:

The  inaugural  issue of Toy  Wishes  Magazine,  The  Ultimate  Guide to  Family
Entertainment, hit newsstands in October 1999 and was met with phenomenal success. The first-ever magazine about toys is not only designed to help parents, grandparents even the kids themselves -- wade through the often overwhelming clutter to find the most outstanding toys of the season -- the coveted Toy Wishes Hot Dozen -- but includes over 500 toy reviews, a comprehensive guide to family entertainment, exciting sweepstakes and informative articles filled with `how to' tips on shopping, time management and planning family activities. Toy Wishes is available at newsstands everywhere. For more information, check out www.toywishes.com.

ABOUT DIC ENTERTAINMENT:
DIC Entertainment, a leading children's entertainment company, is a full-service studio dedicated to creating, developing, producing, distributing, marketing and merchandising family-based intellectual properties. DIC has distinguished itself by building one of the largest libraries of U.S. animation with more than 3,000 half-hours of renowned programming, including Inspector Gadget(TM), Strawberry Shortcake(TM), Knights of the Zodiac(TM), Sabrina (TM), Madeline(TM), Liberty's Kids(TM), Where On Earth Is Carmen Sandiego?(TM), Sonic The Hedgehog(TM), Super Mario Bros(TM) and Super Duper Sumos(TM). In September 2003, DIC launched the DIC Kid's Network, a unique syndicated programming block designed to meet core FCC requirements and the only network for kids that reaches effectively 100 percent of U.S. households on over 400 stations, airing in every Designated Market Area across the country. As a pre-eminent supplier of kid's programming worldwide, DIC has developed strategic partnerships with key domestic and international broadcast partners throughout the U.S., Europe, Asia, Latin America, Africa and Australia. DIC is headquartered in Burbank, California with international offices in New York, Paris, London and Cologne.

ABOUT DICK CLARK PRODUCTIONS, INC.:
Dick Clark Productions, Inc. is a leading independent producer of a wide range of television programming for broadcast.

ABOUT RADICA GAMES LIMITED:
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


                                    -- END --

                              RADICA GAMES LIMITED
                       REPORTS THIRD QUARTER 2004 RESULTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
NOVEMBER 8, 2004                                     PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


HIGHLIGHTS FOR Q3 2004:

  o Total sales increase 30.1% -- Radica branded sales set quarterly record up 38.2%
  o Profits impacted by higher air shipping and outsourcing costs triggered by large increase in demand.
  o Pretax Profit increased 6.5%; however, net profit decreased 9.6% reflecting normalized tax status
  o  Strong demand noted for Play TV Legends and 20Q products

(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today its results for the third quarter ended September 30, 2004. The Company reported a net profit for the quarter of $6.0 million or $0.31 per diluted share compared to $6.6 million or $0.34 per share in the third quarter of 2003. While pretax profit increased by 6.5% for the quarter, net profit decreased by 9.6% due to certain tax credits favorably effecting only the prior year. Net profit for the nine-month period ended September 30, 2004 was $5.0 million or $0.26 per diluted share compared to $5.2 million or $0.28 per diluted share for the same period in 2003 and pretax profits increased by 12.5% for the nine-month period. Profitability for the quarter was affected by an increased amount of air freight necessary to fill demand and overcome ocean freight delays as well as outsourcing costs to address higher production requirements for the quarter. Other factors affecting profit margins included increased plastics costs and change in sales mix resulting from large import shipments of lower margin Play TV Legends products.

Sales for the quarter increased by 30.1% to $49.0 million from $37.7 million due to increases in sales in all toy and game areas, but particularly in the new Play TV Legends line and in 20Q, which are seeing strong demand. Sales year to date increased 13.1% to $79.9 million as compared to $70.6 million for the same period in 2003. Excluding Manufacturing Services, Radica branded products sales set a quarterly all time record of $45.5 million and increased by 38.2% versus the prior year. Branded sales are up by 22.5% for the nine-month period.

Gross margins for the quarter were significantly impacted by costs associated with meeting the large surge in demand for the Company's products. As a result of this and the recent delays in ocean freight experienced in the industry at large, the Company incurred a significantly higher percentage of air freight than in past years to meet customer plan-o-gram and ad promotion dates. Additionally, the Company needed to increase the percentage of higher cost outsourcing during this peak production period. Finally, there was a sales mix shift in the direction of lower margin Play TV Legends products and increased plastics costs. While there may be some impact from these factors again in Q4, the impact is expected to be substantially less than in Q3.

Pat Feely, Radica's President and CEO commented, "Radica's sales growth this quarter is particularly gratifying considering the softness in the current toy market. While we were disappointed that operating profits did not grow more significantly due to the additional costs we experienced trying to satisfy surging demand, we believe this is a short term issue that will significantly impact only this quarter. However, it has to be taken into account in full year estimates. Additionally, with the current soft retail environment, caution will continue to be called for as the year unfolds."

"We are very pleased with the early fall retail movement we are seeing from our Play TV Legends product line and particularly the Sega Genesis product and 20Q has developed into a genuine hit. Radica has received numerous awards this fall from various publications and toy rating services for other new products including Nitro Battlerz, Girl Tech Photo Booth, Girl Tech Friend Chips, and Play TV SSX Snowboarding. We were also encouraged by the reaction from customers to our 2005 product line at the Fall Toy Fair in October. Given these factors, we are excited about the opportunities we see for continuing our momentum into 2005 and beyond," added Feely.

The following table shows the detailed revenue comparisons for the quarter:

                                 Three months ended September 30,     Nine months ended September 30,
                              --------------------------------------------------------------------------
Product Line Revenues              2004               2003                 2004               2003
---------------------         ----------------   ----------------     ----------------   ---------------
(US$ in thousands)

Radica Branded Products:
  Electronic Games                   $ 34,220           $ 23,511             $ 51,791          $ 40,105
  Youth Electronics                     6,447              5,925               11,273             9,799
  Other Electronic Toys                 1,657                  -                2,222                 -
  VGA                                   3,179              3,479                7,187             9,250
                              ----------------   ----------------     ----------------   ---------------
    Subtotal branded                 $ 45,503           $ 32,915             $ 72,473          $ 59,154

Manufacturing Services                $ 3,469            $ 4,740              $ 7,423          $ 11,490
                              ----------------   ----------------     ----------------   ---------------
                              ----------------   ----------------     ----------------   ---------------

TOTAL                                $ 48,972           $ 37,655             $ 79,896          $ 70,644
                              ================   ================     ================   ===============

Gross profit margin for Q3 2004 was 31.2% compared to 38.1% in Q3 2003 and was 33.2% for the year to date compared to 36.7% for the comparable period in 2003. This decrease in gross margin was in large measure due to increased air freight costs coupled with increased outsourcing costs due to significantly increased demand for the Company's products. Margins were also impacted by an increased percentage of sales coming from lower margin Play TV Legends products as well as increased material costs for certain products with high plastic content.

Operating expenses increased to $8.6 million for the quarter from $7.6 million in Q3 2003. The increase was due to variable expenses affected by increased sales. For the nine months ended September 30, 2004, operating expenses increased $0.5 million from the comparative period in 2003 for similar reasons.

Pre-tax profits grew by 6.5% for the quarter and 12.5% year to date. The tax provision for the quarter stood at $1.4 million compared to $0.3 million in Q3 of 2003 as the net operating loss carry forwards in the United States have now been fully utilized pushing the tax rate for the group to 18.4% for the quarter compared to 3.9% for Q3 of 2003.

At September 30, 2004 the Company had $36.0 million of cash and investment securities, and net assets of $92.2 million as compared to $42.0 million and $89.2 million, respectively, at December 31, 2003. There was no debt at September 30, 2004 and December 31, 2003. Inventories increased to $28.9 million from $15.5 million at December 31, 2003, reflecting normal seasonal increases. Receivables increased to $26.0 million from $15.4 million at December 31, 2003 also due to normal seasonality and higher sales.

On September 21, 2004, the Company declared a fourth dividend for the year of 4 cents per share, which was paid on October 29, 2004.

     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


                                    -- END --

                                                       RADICA GAMES LIMITED
                                              CONSOLIDATED STATEMENTS OF OPERATIONS


(US dollars in thousands,                            Three months ended September 30,       Nine months ended September 30,
                                                --------------------------------------------------------------------------------
 except per share data)                               2004                2003*                  2004               2003*
                                                -----------------   ------------------     -----------------   -----------------
                                                  (unaudited)          (unaudited)            (unaudited)         (unaudited)
Revenues:
  Net sales                                             $ 48,972             $ 37,655              $ 79,896            $ 70,644
  Cost of goods sold
    (exclusive of items shown separately below)          (33,703)             (23,320)              (53,335)            (44,716)
                                                -----------------   ------------------     -----------------   -----------------
  Gross profit                                            15,269               14,335                26,561              25,928
                                                -----------------   ------------------     -----------------   -----------------

Operating expenses:
  Selling, general and administrative expenses            (7,271)              (6,189)              (17,466)            (16,511)
  Research and development                                  (926)                (985)               (2,724)             (2,820)
  Depreciation and amortization                             (450)                (460)               (1,300)             (1,576)
  Restructuring charge                                         -                    -                     -                 (87)
                                                -----------------   ------------------     -----------------   -----------------
    Total operating expenses                              (8,647)              (7,634)              (21,490)            (20,994)
                                                -----------------   ------------------     -----------------   -----------------

Operating income                                           6,622                6,701                 5,071               4,934

Net interest and other income                                718                  120                 1,136                 389

Foreign currency gain, net                                     2                   76                    46                 236
                                                -----------------   ------------------     -----------------   -----------------

Profit before income taxes                                 7,342                6,897                 6,253               5,559

Provision for income taxes                                (1,352)                (272)               (1,204)               (327)
                                                -----------------   ------------------     -----------------   -----------------

Net profit                                               $ 5,990              $ 6,625               $ 5,049             $ 5,232
                                                =================   ==================     =================   =================

Net profit per share:

  Basic                                                   $ 0.32               $ 0.37                $ 0.27              $ 0.29
                                                =================   ==================     =================   =================

  Diluted                                                 $ 0.31               $ 0.34                $ 0.26              $ 0.28
                                                =================   ==================     =================   =================

Weighted average number of common and common equivalent shares:

  Basic                                               18,687,802           18,085,226            18,626,530          17,964,728
                                                =================   ==================     =================   =================

  Diluted                                             19,519,694           19,263,343            19,506,360          19,004,858
                                                =================   ==================     =================   =================

Cash dividends declared per share
  (4 cents declared and paid for each                     $ 0.04                  $ -                $ 0.16                 $ -
  quarter ended March 31, June 30,
  September 30, and December 31, 2004)
                                                =================   ==================     =================   =================

* Reclassified to conform with 2004 presentation.

                                                       RADICA GAMES LIMITED
                                                   CONSOLIDATED BALANCE SHEETS


(US Dollars in thousands, except share data)                                September 30,                  December 31,
                                                                        -------------------------      -------------------------
                                                                                2004                           2003
                                                                        -------------------------      -------------------------
                                                                             (unaudited)
                                     ASSETS
Current assets:
  Cash and cash equivalents                                                             $ 20,209                       $ 13,944
  Investment securities                                                                   15,761                         28,009
  Accounts receivable, net of allowances for doubtful accounts
    of $165 ($251 as at December 31, 2003)                                                26,036                         15,360
  Inventories                                                                             28,869                         15,503
  Prepaid expenses and other current assets                                                4,136                          2,748
  Income taxes receivable                                                                      -                          1,404
  Deferred income taxes                                                                    1,706                          1,706
                                                                        -------------------------      -------------------------

    Total current assets                                                                  96,717                         78,674
                                                                        -------------------------      -------------------------

Property, plant and equipment, net                                                        11,436                         11,908
                                                                        -------------------------      -------------------------

Goodwill                                                                                   9,551                          9,551
                                                                        -------------------------      -------------------------

Other asset                                                                                  859                            875
                                                                        -------------------------      -------------------------

Deferred income taxes, noncurrent                                                             56                          1,206
                                                                        -------------------------      -------------------------

    Total assets                                                                       $ 118,619                      $ 102,214
                                                                        =========================      =========================

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                                      $ 18,518                        $ 7,390
  Accrued payroll and employee benefits                                                    1,249                          1,353
  Accrued expenses                                                                         6,458                          3,976
  Income taxes payable                                                                       196                            339
                                                                        -------------------------      -------------------------

    Total current liabilities                                                             26,421                         13,058
                                                                        -------------------------      -------------------------

    Total liabilities                                                                     26,421                         13,058
                                                                        -------------------------      -------------------------

Shareholders' equity:
  Common stock
    par value $0.01 each, 100,000,000 shares authorized, 18,722,864
    shares outstanding (18,225,204 as at December 31, 2003)                                  187                            182
  Additional paid-in capital                                                               4,551                          3,517
  Retained earnings                                                                       87,502                         85,437
  Accumulated other comprehensive (loss) income                                              (42)                            20
                                                                        -------------------------      -------------------------

    Total shareholders' equity                                                            92,198                         89,156
                                                                        -------------------------      -------------------------

    Total liabilities and shareholders' equity                                         $ 118,619                      $ 102,214
                                                                        =========================      =========================

                    RADICA GAMES LIMITED CEO AND CFO TO SPEAK
               AT HARRIS NESBITT PLAYTIME 2004 INVESTOR CONFERENCE


FOR IMMEDIATE RELEASE
NOVEMBER 8, 2004



(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today that Patrick S. Feely, President & Chief Executive Officer, and David Howell, President Asia Operations & Chief Financial Officer, will be presenting during the Harris Nesbitt Playtime 2004 Investor Conference being held at the Grand Hyatt Hotel in New York, New York on November 8-9, 2004. Messrs. Feely and Howell are scheduled to present on Tuesday, November 9th at 11:30 AM EST.

An audio webcast of the presentation will be available at the Investor Relations section of the Company's website (www.radicagames.com) or at the Audio Webcast
section          of         the         Harris          Nesbitt          website
(www.harrisnesbitt.com/conferences/playtime2004/default.asp). To listen to the presentation, logon to the website at least fifteen minutes early to register, download and install any necessary audio software. An archive of Radica's presentation may be accessed beginning two hours after the completion of the live presentation, for up to 30 days.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products, including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


Contact:   Vivian Merrill, Investor Relations
           (Los Angeles, California)
           (626) 744-1150


                                    -- END --

                              RADICA GAMES LIMITED
                        ANNOUNCES QUARTERLY CASH DIVIDEND


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
SEPTEMBER 21, 2004                                   PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today that its Board of Directors has declared a quarterly dividend of $0.04 per share. The dividend will be payable on October 29, 2004, to shareholders of record as of October 19, 2004.


ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


                                    -- END --